                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              -------------------

                                    FORM 6-K
                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                         FOR THE MONTH OF NOVEMBER 2003

                              -------------------


                                  OCEAN RIG ASA
                               OCEAN RIG NORWAY AS
                                 OCEAN RIG 1 AS
                                 OCEAN RIG 2 AS
           (EXACT NAME OF EACH REGISTRANT AS SPECIFIED IN ITS CHARTER)
                                 NOT APPLICABLE
                (TRANSLATION OF REGISTRANTS' NAMES INTO ENGLISH)

                              -------------------

                               KOPPHOLEN 4 (FORUS)
                                 NO-4313 SANDNES
                                     NORWAY
                               011-47-51-96-90-00
              (ADDRESS OF REGISTRANTS' PRINCIPAL EXECUTIVE OFFICES)

                              -------------------

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                              Form 20-F  x   Form 40-F
                                       -----          -----

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes        No   x
                                 -----      -----

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                                 ------------

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, each Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

     November 17, 2003

                          OCEAN RIG ASA



                          By: /s/ ERLING MEINICH-BACHE
                             ---------------------------------------------------
                               Erling Meinich-Bache
                               Senior Vice-President, Accounting

                          OCEAN RIG NORWAY AS



                          By: /s/ ERLING MEINICH-BACHE
                             ---------------------------------------------------
                               Erling Meinich-Bache
                               Senior Vice-President, Accounting


                          OCEAN RIG 1 AS



                          By: /s/ ERLING MEINICH-BACHE
                             ---------------------------------------------------
                               Erling Meinich-Bache
                               Senior Vice-President, Accounting


                          OCEAN RIG 2 AS



                          By: /s/ ERLING MEINICH-BACHE
                             ---------------------------------------------------
                               Erling Meinich-Bache
                               Senior Vice-President, Accounting

                                  OCEAN RIG ASA
                                AND SUBSIDIARIES

                                  SEC FORM 6-K
                                  NOVEMBER 2003

                                TABLE OF CONTENTS


EXHIBIT                             DESCRIPTION                                                         PAGES NUMBERED

Exhibit I                           Quarterly Report for the Period Ending
                                    30 September 2003............................................         5 - 13

Exhibit II                          Press Release, 2 October 2003
                                    OCR - New Option Exercised
                                    BP has exercised the 4th option for Leiv Eiriksson...........         14

Exhibit III                         Press Release, 5 October 2003
                                    Ocean Rig ASA - New Option Exercised
                                    BP has exercised the 5th option for Leiv Eiriksson...........         15

Exhibit IV                          Press Release, 10 October 2003
                                    Ocean Rig ASA - New Contract for Eirik Raude.................         16

Exhibit V                           Press Release, 20 October 2003
                                    Ocean Rig ASA - New Contract for Eirik Raude.................         17 - 18

Exhibit VI                          Press Release, 21 October 2003
                                    OCR - Book Building
                                    Conditional orders received for more than 50% of
                                    the offering at NOK 12.50 per share..........................         19 - 20

Exhibit VII                         Press Release, 21 October 2003
                                    OCR - Increased Capital
                                    Conversion of Mandatory Convertible Bonds....................         21

Exhibit VIII                        Press Release, 21 October 2003
                                    OCR - Notice of EGM
                                    Notice of an Extraordinary General Meeting of
                                    Ocean Rig ASA................................................         22 - 23

Exhibit IX                          Press Release, 27 October 2003
                                    OCR - Company Presentation
                                    Presentation of deep water drilling outlook, Canada
                                    opportunities and Ocean Rig status and plans.................         24

Exhibit X                           Press Release, 28 October 2003
                                    OCR - Company Update
                                    Ocean Rig Presentation - Market and Company
                                    Update.......................................................         25

Exhibit XI                          Press Release, 31 October 2003
                                    OCR - Increased Capital
                                    Conversion of Mandatory Convertible Bonds....................         26

Exhibit XII                         Press Release, 5 November 2003
                                    OCR - Equity Offering
                                    Release of Offering Circular and Details of
                                    Equity Offering..............................................         27 - 28

Exhibit XIII                        Press Release, 5 November 2003
                                    OCR - Preliminary Q3 Results from Ocean Rig..................         29 - 30

Exhibit XIV                         Press Release, 6 November 2003
                                    OCR - Status Book Building
                                    Conditional orders received for more than 50% of
                                    the offering at NOK 12.50 per share..........................         31 - 32

Exhibit XV                          Press Release, 10 November 2003
                                    OCR - Share Issue Price
                                    Subscription price for new shares set at NOK
                                    11.50 per share..............................................         33 - 34

Exhibit XVI                         Press Release, 14 November 2003
                                    OCR - Q3 Reporting...........................................         35 - 36

                                                                       EXHIBIT I

                                  Ocean Rig ASA
                  OCR - REPORT FOR THE THIRD QUARTER OF 2003(1)

(all figures in brackets refer to the corresponding period of the previous year)

The net result for the third quarter amounted to NOK 66.1 million (NOK -131.5 million), corresponding to earnings per share of NOK 1.242 (NOK -6.9) and diluted earnings per share of NOK 0.93 (NOK -6.9). The Group's operating profit for the third quarter amounted to NOK 24.5 million (NOK - 30.7 million), while EBITDA was NOK 97.7 million (1.9 million).

Following a review of the Company's accounting policies and their application by the Company's new auditors Ernst & Young, the Board of Directors has concluded that it should restate the annual accounts for the year ended December 31, 2002 and the first quarter results for 2003, mainly related to the write-down of Eirik Raude in the first quarter. The timing of the write down has been changed from the first quarter this year to the year end of 2002. Furthermore, the exchange rate principle has been changed from actual historical exchange rates to the actual exchange rate at the end of the relevant period. According to Norwegian GAAP, the net effect is a reduction in the book equity at the end of the third quarter of NOK 627 million. See the last page of this interim report for further details.

THE RESTATEMENTS HAVE NO CASH IMPACT FOR THE COMPANY. THE BOOK VALUE OF EIRIK RAUDE IN USD TERMS WILL REMAIN UNCHANGED. IN THE US GAAP ACCOUNTS THE RESTATEMENT WOULD NOT BE NECESSARY IF THE COMPANY HAD USD AS FUNCTIONAL CURRENCY.


OPERATIONS IN THE THIRD QUARTER AND AFTER THE END OF THE QUARTER

Eirik Raude

Eirik Raude completed its fourth well, the Balvenie well offshore Nova Scotia for Imperial Oil in water depth of 2000 meters on September 8, 2003. On October 19, 2003, Eirik Raude commenced drilling the Weymouth well offshore Nova Scotia for EnCana in water debt of 1800 meters. Between these two wells there was a period of 41 days off-hire. The Weymouth well is scheduled to take approximately 120 days.

Ocean Rig has entered into an agreement with Repsol YPF Cuba S.A. in the form of a Letter of Intent to drill one well in deep water (1650 m) and located in an economic exclusive zone (EEZ) offshore Cuba. This contract may commence in a possible direct continuation from the Weymouth well. The Repsol agreement also includes one optional well.


---------------------------
(1) The financial data is prepared in accordance with Norwegian GAAP and according to the same accounting policies as used in the Company's annual report for the year ended December 31, 2002. In terms of the application of the accounting policies, attention is drawn to the paragraph "Restatement of Annual Financial Statement of Year End 2002 and First Quarter 2003". This report is in compliance with Norwegian accounting standard for interim reporting (NRS 11).

(2) All figures relating to earnings per share and diluted earnings per share are adjusted to reflect the reverse split of the share (10:1) carried out on 21 May 2003.

Due to the 22 days off-hire in September, the effective earnings ratio in the third quarter was 74% (when on-hire, earnings efficiency was 99%), resulting in an average earnings ratio of 78% for the first nine months of 2003.

Safety on the rig has been satisfactory and the rig has had no lost-time accidents in its first year of operation since the start in November 2002.

Leiv Eiriksson

During the quarter, Leiv Eiriksson has completed the second and third of six optional wells offshore Angola under the ExxonMobil contract and is currently drilling the fourth option well (Chumbo) for BP on Block 18. This well is estimated to be completed during November. Thereafter the rig will start on its fifth optional well for BP on Block 31, which is in ultra deep water. It is estimated that this will employ the rig into 2004.

The third quarter effective earnings ratio was 95%. For the first nine months the average effective earnings ratio was 88%.

Safety on the rig has been good but the rig had one lost-time accident in October, the first since November 2002.

INVESTMENTS

On October 21, 2003 Ocean Rig entered into a farm out agreement with EnCana to participate in the Weymouth well with a right to convert its participation to a working interest in the license. Ocean Rig's 22.5 % share of the budgeted cost to drill the well is USD 13.5 million and the cost is capped at 120 % of the budget. Ocean Rig has the right to sell its interest.

FINANCING

On August 13, 2003, the Company repaid all outstanding amounts under the short term shareholders loan 2002/2003. On August 28, 2003, Ocean Rig issued USD 4,000,000 of new short term bonds due on August 28, 2004 for general working capital purposes.

In early November 2003, the Company successfully completed an equity offering of
8.500.000 shares at NOK 11.50 per share, providing gross proceeds of NOK 97,750,000 to the Company, of which NOK 85,000,000 in new share capital. The purpose of the equity offering was to finance the participation of the Weymouth well.

During the third quarter, 48,545,000 mandatory convertible bonds (issued in August 2002) were converted into ordinary shares at NOK 35 per share, increasing the total number of registered shares of Ocean Rig ASA from 52,852,587 to 54,239,587 and reducing the balance of mandatory convertible bonds to NOK 619,200,000 as of the end of the third quarter.

In October 2003, an additional 44,646,945 mandatory convertible bonds were converted into 1,275,627 shares, further reducing the balance of the mandatory convertible bonds to NOK 574,553,000. The total number of outstanding shares as of the date of this interim report, including the 8,500,000 shares from the equity offering, is 64,015,214.

RESULTS(3)

In the third quarter of 2003, the Ocean Rig Group had operating revenues of NOK
183.1 million (NOK 148.3 million). The increase is mainly attributable to only one rig being in operation in the third quarter of 2002.

Operating expenses including depreciation for the third quarter totalled NOK
158.6 million (NOK 179.0 million) of which personnel and other operating expenses amounted to NOK 85.3 million (NOK 146.5 million). The improvement in personnel and other operating expenses is mainly due to higher start-up cost for Leiv Eiriksson and cost related to delayed start-up of Eirik Raude in 2002.

Depreciation for the third quarter of 2003 amounted to NOK 73.3 million (NOK
32.6 million). For the first nine months of 2003, depreciation totalled NOK
224.8 million (NOK 97.5 million). In the first nine months of 2002, only Leiv Eiriksson was depreciated.

The Group's operating profit for the third quarter of 2003 was NOK 24.5 million (NOK -30.7 million). For the first nine months of 2003 the operating profit was NOK 64.4 million (NOK -186.8 million).

The Group's has cash and debt denominated in USD, which resulted in a net foreign-exchange gain for the third quarter of 2003 of NOK 140.3 million (NOK -75.3 million). For the first nine months of 2003, net foreign exchange loss totalled NOK -9.1 million (NOK 502.2 million).

Net other financial expenses for the third quarter of 2003 comprised NOK -99.3 million (NOK -39.8 million), thereof NOK -9.5 million is non-cash items related to amortization of debt issue cost. Non-cash items related to amortization of debt issue cost for the first nine months amounted to NOK 39.8 million.

The profit for the third quarter amounted to NOK 66.1 million (NOK -131.5 million), corresponding to diluted earnings of NOK 0.93 per share (NOK -6.9 per share).

At the end of the third quarter of 2003, the Group's cash and cash equivalents amounted to NOK 134.3 million (NOK 255.1 million), a reduction of NOK 9.6 million from the end of the second quarter of 2003.

A closing price of NOK 7.024 per USD at the end of the third quarter 2003 has been applied. The average exchange rate for the first nine months is estimated at NOK 7.134 per USD.

MARKET CONDITIONS

Day rates for rigs in the "ultra deep water" segment are currently at levels of $150,000 to $205,000, this being typically defined as drilling units with ability to work in 2000 meters and deeper.

We are now responding to enquiries for development drilling programmes to commence in 2005 for projects offshore West Africa. The expectation is that West Africa will be the busiest deep water area in 2004, 2005 and onwards, with a substantial number of large fields commencing their development drilling phase.

As an example Total are planning the drilling of 111 subsea wells commencing in 2005 on a series of deep water development projects in Angola, with BP similarly expected to drill in excess of 60 subsea


-------------------------
(3) All financial accounts at December 31, 2002 and for the year ended December 31, 2002, are restated . Reference is made to page 10 "Restatement of Annual Financial Statement of Year End 2002 and First quarter 2003".

wells off Angola. A number of field development projects will also take place for ExxonMobil, Shell and Total both in Angola and Nigeria and in several other West African countries.

For the near term and 2004, there are a number of enquiries issued for deepwater work in West Africa, Brazil, India, the North Sea and the Gulf of Mexico.

For Canada, 2004 is expected to be a busy exploration year assuming that oil companies comply with their licensing commitments offshore Eastern Canada.

OUTLOOK

The backlog of development drilling represented by new plans for deepwater developments is increasing rapidly and this has traditionally been a strong signal for improved day rates and utilization.

We expect a stronger future market for our business in deep water with increased demand from mid next year.



Stavanger, November 14, 2003
Ocean Rig ASA
Board of Directors

OCEAN RIG GROUP
TREDJE KVARTAL 2003 / THIRD QUARTER 2003

Resultatregnskap/ Income Statement

The financial accounts for the year ended December 31, 2002, and first quarter of 2003 have been restated in accordance with the Board's decision referred to in the first page of this report.

---------------------------------------------------------------------------------------------------------------------------
Mill NOK                                              3. KVARTAL/  3. KVARTAL/        FoRSTE 9       FoRSTE 9     HELE aRET
                                                                                      MaNEDER/       MaNEDER/       2002

(Untatt for resultat pr aksje / except for earnings /      3RD          3RD          FIRST NINE     FIRST NINE    FULL YEAR
loss per share)                                        QUARTER 2003 QUARTER 2002       MONTHS         MONTHS        2002
                                                                                        2003           2002
---------------------------------------------------------------------------------------------------------------------------
NORWEGIAN GAAP:                                                         RESTATED                     RESTATED     RESTATED
INNTEKTER/ REVENUES                                           183.1        148.3         553.2          358.4        534.3

Personal- og andre driftskostnader / Personnel
expenses and other operating expenses                          85.3        146.5         264.0          447.7        553.0


Avskrivninger/ Depreciation                                    73.3         32.6         224.8           97.5        160.6

Nedskrivninger/ Asset impairment write down                                                                        1,296.0

SUM DRIFTSKOSTNADER/ OPERATING EXPENSES                       158.6        179.0         488.8          545.2      2,009.6
---------------------------------------------------------------------------------------------------------------------------
DRIFTSRESULTAT/ OPERATING PROFIT/ (LOSS)                       24.5       (30.7)          64.4        (186.8)    (1,475.3)
---------------------------------------------------------------------------------------------------------------------------
Finansinntekter / Financial income                              0.5         14.3           1.2           18.1         21.5

Agio (Disagio) / Net exchange gains (losses)                  140.3       (75.3)         (9.1)          502.2        616.5

Renter og andre finanskostnader / Interest and other
financial expenses                                           (99.3)       (39.8)       (279.1)        (116.7)      (231.4)


NETTO FINANSPOSTER/ NET FINANCIAL ITEMS                        41.6      (100.8)       (286.9)          403.5        406.6
---------------------------------------------------------------------------------------------------------------------------
RESULTAT FoR SKATTEKOSTNAD/                                    66.1      (131.5)       (222.5)          216.7    (1,068.7)
PROFIT/ (LOSS) BEFORE TAXES
---------------------------------------------------------------------------------------------------------------------------
Skatter/ Taxes                                                    -            -             -              -            -

RESULTAT ETTER SKATTER/ NET PROFIT/ (LOSS) AFTER TAX           66.1      (131.5)       (222.5)          216.7    (1,068.7)

Resultat pr aksje / Earnings (loss) per share                  1.24       (6.90)        (4.22)          14.80      (56.03)

Utvannet resultat pr aksje/ Diluted earnings/
(loss) per share                                               0.93       (6.90)        (4.22)          14.10      (56.03)
---------------------------------------------------------------------------------------------------------------------------

 (*) All earnings per share and diluted earnings per share numbers are adjusted to reflect the reverse split of the share (10:1) done at May 21, 2003.

OCEAN RIG GROUP
TREDJE KVARTAL 2003 / THIRD QUARTER 2003
Balanse/Balance Sheet

------------------------------------------------------------------------------------------------------
Mill NOK
                                                           30.09.03       30.09.02        31.12.02
                                                                          RESTATED        RESTATED
------------------------------------------------------------------------------------------------------
NORWEGIAN GAAP:

Nybyggingskontrakter/ Construction in progress                                 5,281.2
Rigg, boreustyr og andre driftsmidler/ Rig, drilling
equipment and other machinery/equipment                        7,360.5         3,561.8        7,538.5
Andre aktiva/ Other assets                                        77.5           102.4           93.9

SUM ANLEGGSMIDLER/ TOTAL NON-CURRENT ASSETS                    7,438.0         8,945.3        7,632.3
------------------------------------------------------------------------------------------------------

Kortsiktige fordringer/ Current receivables                      133.5           125.8          120.3
Betalingsmidler/ Cash and cash equivalents                       134.3           255.1          146.0

SUM OMLoPSMIDLER/ TOTAL CURRENT ASSETS                           267.8           380.9          266.3
------------------------------------------------------------------------------------------------------

SUM EIENDELER/ TOTAL ASSETS                                    7,705.8         9,326.2        7,898.6
------------------------------------------------------------------------------------------------------

Aksjekapital/ Share capital                                      542.4           190.6          492.9
Annen egenkapital/ Other equity                                2,758.6         4,074.8        2,947.8

EGENKAPITAL/ SHAREHOLDERS' EQUITY                              3,301.0         4,265.5        3,440.7
------------------------------------------------------------------------------------------------------

Pensjonsforpliktelser/ Pension liabilities                         0.6             1.0            0.6
Pantelan/ Secured notes and loans                              3,157.3         3,345.1        3,105.5
Konvertible obligasjonslan/ Convertible bonds                    962.5         1,050.8          996.1

SUM LANGSIKTIG GJELD/ TOTAL LONG-TERM LIABILITIES              4,120.4         4,397.0        4,102.2
------------------------------------------------------------------------------------------------------

Kortsiktige lan/ Short term loans                                 28.1           135.9           84.3
Leverandorgjeld/ Accounts payable                                 86.4           122.3           59.2
Annen kortsiktig gjeld / Other short term liabilities            170.0           405.5          212.1

SUM KORTSIKTIG GJELD/ TOTAL CURRENT LIABILITIES                  284.5           663.7          355.7
------------------------------------------------------------------------------------------------------

SUM GJELD OG EGENKAPITAL/ TOTAL LIABILITIES AND
SHAREHOLDERS' EQUITY                                           7,705.8         9,326.2        7,898.6
------------------------------------------------------------------------------------------------------

OCEAN RIG GROUP
TREDJE KVARTAL 2003 / THIRD QUARTER 2003


Kontantstromsanalyse/ Cash Flow Statements


---------------------------------------------------------------------------------------------------------------------------
                                                      3. KVARTAL/  3. KVARTAL/       FoRSTE 9    FoRSTE 9     HELE aRET
                                                                                    MaNEDER/     MaNEDER/       2002

                                                           3RD          3RD        FIRST NINE   FIRST NINE    FULL YEAR
                                                         QUARTER      QUARTER       MONTHS        MONTHS        2002
Mill NOK                                                   2003          2002         2003          2002
---------------------------------------------------------------------------------------------------------------------------
Netto kontantstrom tilfort fra driften/
Cash flow from operations (A)                              40.7         151.0         66.1         (25.3)      (140.7)
-----------------------------------------------------------------------------------------------------------------------

Netto kontantstrom benyttet til investeringer/

Cash flow from investments (B)                           (16.5)       (525.2)       (46.9)      (1,263.0)    (1,525.5)
-----------------------------------------------------------------------------------------------------------------------

Netto kontantstrom tilfort fra finansiering/

Cash flow from financing (C)                             (32.1)         300.9       (30.6)        1,148.9      1,397.6
-----------------------------------------------------------------------------------------------------------------------

Effekt av omregningsdifferanse pa
kontantbeholdning/ Effect of translation
differences on cash and cash equivalents (D)              (1.7)           7.8        (0.3)         (29.3)        (9.1)
-----------------------------------------------------------------------------------------------------------------------

NETTO oKNING (REDUKSJON) I KONTANTBEHOLDNING/
NET INCREASE (DECREASE) IN CASH THROUGH THE
PERIOD (A + B + C+D)                                      (9.6)        (65.4)       (11.7)        (168.6)      (277.7)
-----------------------------------------------------------------------------------------------------------------------

Balanse ved periodens begynnelse/
Balance at the beginning of the period                    143.9         320.4        146.0          423.7        423.7
-----------------------------------------------------------------------------------------------------------------------

BALANSE VED PERIODENS SLUTT/
BALANCE AT THE END OF THE PERIOD                          134.3         255.1        134.3          255.1        146.0
-----------------------------------------------------------------------------------------------------------------------

OCEAN RIG GROUP
TREDJE KVARTAL 2003 / THIRD QUARTER 2003

BORERIGG OG ANDRE DRIFTSMIDLER/ DRILLING RIG AND OTHER EQUIPMENT

                                                         ------------------------------------------------------------
                                                                                                ANDRE
Mill NOK                                                                         LEIV    DRIFTSMIDLER/         TOTAL
                                                         EIRIK RAUDE       EIRIKSSSON           OTHER      EQUIPMENT
---------------------------------------------------------------------------------------------------------------------
Bokfort verdi 31.12.02/ Balance 31.12.02                     3,971.7          3,484.5            82.1        7,538.2
Tilgang 2003/ Investments  2003                                 34.1              8.4             4.3           46.8
Avskrivninger / Depreciation 2003                            (126.7)           (97.2)           (0.9)        (224.8)
Nedskrivinger / Write-down  2003                                 0.0              0.0             0.0            0.0
Omregningsdifferanser / Foreign exchange
   translations                                                  0.0              0.0             0.0            0.0
---------------------------------------------------------------------------------------------------------------------
BALANSE 31.09.03 /  BALANCE 31.09.03                         3,879.1          3,395.7            85.5        7,360.3
---------------------------------------------------------------------------------------------------------------------


Utvikling i egenkapital 2003 / Development of equity 2003

                                                                           2003                            2002
                                                         ------------------------------------------------------------
 Mill NOK                                             AKSJEKAPITAL/     KONSERNETS          SUM             SUM
                                                                       FOND/ OTHER      EGENKAPITAL    EGENKAPITAL
(Dates in brackets refer to last year)                SHARE CAPITAL       EQUITY       /TOTAL EQUITY  /TOTAL EQUITY
---------------------------------------------------------------------------------------------------------------------
 EGENKAPITAL / REPORTED EQUITY 31.12.02 (31.12.01)             492.9          2,947.6         3,440.5        2,803.3


 Emisjon/ Share issue                                           49.5             36.1            85.6        1,114.5


 Emisjonskostnader/ Costs of share offerings                                     -2.4            -2.4          -51.4


 Omregningsdifferanser/ Translation difference                                   -0.2            -0.2          182.4

 Resultat pr 3. kvartal 2003 / Net profit per 3rd
 quarter 2003 (2002)                                                           -222.5          -222.5          216.7
---------------------------------------------------------------------------------------------------------------------


 EGENKAPITAL  / REPORTED EQUITY 30.09.03 (30.09.02)             542.4          2,758.6         3,301.0        4,265.5
---------------------------------------------------------------------------------------------------------------------


Antall aksjer / Number of shares

                                                          -------------------------------------------
                                                          31.09.2003       31.09.2002      31.12.2002
------------------------------------------------------------------------------------------------------
Antall aksjer / Number of shares(4)                       54,239,587       19,062,556      49,288,685
------------------------------------------------------------------------------------------------------


-----------------------------------
(4) The number of shares are adjusted to reflect the reverse split of the share (10:1) done at May 21, 2003.

The average number of shares used calculating earnings per share for the third quarter of 2003 is 53,413,141 (diluted earnings per share 71,307,745). For the first nine months of 2003 an average of 52,679,115 has been used.


RESTATEMENT OF ANNUAL FINANCIAL STATEMENT OF YEAR END 2002 AND FIRST QUARTER
2003

Following a review of the Company's accounting policies and their application by the Company's new auditors Ernst & Young, the Board of Ocean Rig has concluded that it should restate the annual accounts for the year ended December 31, 2002 and its first quarter results for 2003. The impact of the restatement was to write down the value of one of the two rigs, Eirik Raude, by NOK 1,296 million which has been partially offset by a reversal of a recognized foreign exchange translation loss relating to the same rig of NOK 278 million. The net effect of these changes was a reduction of 2002 year-end rig value and equity of NOK 1,018 million. As a consequence of recognizing the asset impairment adjustment for Eirik Raude in the restated 2002 annual accounts, the write down relating to Eirik Raude recorded in the Company's first Quarter 2003 results has been fully reversed. The combined net effect of the restatement of both our 2002 annual accounts and the first quarter results together with the change in treatment of the translation of the accounts from foreign operations, has reduced the preliminary equity at end of third quarter by NOK 627 million. These accounting changes do not have any cash impact for the Company.


                                      # # #

                                                                      EXHIBIT II

PRESS RELEASE
DATE:  OCTOBER 2, 2003

OCR - NEW OPTION EXERCISED
BP HAS EXERCISED THE 4TH OPTION FOR LEIV EIRIKSSON

Stavanger , Norway -

Ocean Rig announces that BP Exploration (Angola) Limited has exercised the 4th option well under the present contract in Angola for Leiv Eiriksson. This well, which will last for an estimated 50 days, will be drilled in a sequence with the previously announced third option under the contract, together estimated to employ the rig until early December 2003.

Ocean Rig owns and operates two of the worlds largest and most modern drilling-rigs, built for ultra deep waters and extreme weather conditions. The units are currently operating in Angola and off the east coast of Canada.

                                      # # #

NOTE: This press release contains forward-looking statements (within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and
Section 21E of the United States Securities Exchange Act of 1934, as amended) which reflect the Company's current views with respect to certain future events and financial performance. Actual events or results may differ materially from those projected or implied in such forward-looking statements. The following important factors, among other, could cause actual results to differ materially from those projected or implied in any forward-looking statements: (i) the limited operations and operating history of the Company; (ii) the failure of the Bingo 9000 design to perform satisfactorily or the Company's failure to adequately protect the proprietary nature of the Bingo 9000 design; (iii) the Company's significant leverage or inability to generate sufficient cash-flow to meet its debt service requirements; (iv) the Company's inability to meet any future capital requirements; (v) the Company's inability to respond to technological changes; (vi) the impact of changed conditions in the oil and gas industry; (vii) the occurrence of any accidents involving the Company or its assets; (viii) changes in governmental regulations, particularly with respect to environmental matters; (ix) increased competition or the entry of new competitors into the Company's markets; and (x) unforeseen occurrences in any of the areas in which the Company may conduct its operations, such as war, expropriation, nationalization, renegotiation or nullification of existing licenses or treaties, taxation and resource development policies, foreign exchange restrictions, changing political conditions and other risks relating to foreign governmental sovereignty over certain areas in which the Company will conduct operations. Due to such uncertainties and risks, investors are cautioned not to place undue reliance upon such forward-looking statements. Reference should be made to the Company's filings with the United States Securities and Exchange Commission.

For further information, please contact:

Geir Aune, Executive Chairman or
Kai Solberg-Hansen, Managing Director
tel: +47   51 96 90 00.

Stavanger, 2nd October 2003
Ocean Rig ASA

                                                                     EXHIBIT III

PRESS RELEASE
DATE:  OCTOBER 5, 2003

OCEAN RIG ASA - NEW OPTION EXERCISED
BP HAS EXERCISED THE 5TH OPTION FOR LEIV EIRIKSSON

Stavanger, Norway -

Ocean Rig announces that BP Exploration (Angola) Limited has exercised the 5th option well under the present contract in Angola for Leiv Eiriksson on Block 31, which is in ultra deep water. This well, which will last for an estimated 60 days, will be drilled in a sequence with the previously announced 4th option under the contract, together estimated to employ the rig into 2004.

Ocean Rig owns and operates two of the worlds largest and most modern drilling-rigs, built for ultra deep waters and extreme weather conditions. The units are currently operating in Angola and off the east coast of Canada.

                                      # # #

NOTE: This press release contains forward-looking statements (within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and
Section 21E of the United States Securities Exchange Act of 1934, as amended) which reflect the Company's current views with respect to certain future events and financial performance. Actual events or results may differ materially from those projected or implied in such forward-looking statements. The following important factors, among other, could cause actual results to differ materially from those projected or implied in any forward-looking statements: (i) the limited operations and operating history of the Company; (ii) the failure of the Bingo 9000 design to perform satisfactorily or the Company's failure to adequately protect the proprietary nature of the Bingo 9000 design; (iii) the Company's significant leverage or inability to generate sufficient cash-flow to meet its debt service requirements; (iv) the Company's inability to meet any future capital requirements; (v) the Company's inability to respond to technological changes; (vi) the impact of changed conditions in the oil and gas industry; (vii) the occurrence of any accidents involving the Company or its assets; (viii) changes in governmental regulations, particularly with respect to environmental matters; (ix) increased competition or the entry of new competitors into the Company's markets; and (x) unforeseen occurrences in any of the areas in which the Company may conduct its operations, such as war, expropriation, nationalization, renegotiation or nullification of existing licenses or treaties, taxation and resource development policies, foreign exchange restrictions, changing political conditions and other risks relating to foreign governmental sovereignty over certain areas in which the Company will conduct operations. Due to such uncertainties and risks, investors are cautioned not to place undue reliance upon such forward-looking statements. Reference should be made to the Company's filings with the United States Securities and Exchange Commission.

For further information, please contact Kai Solberg-Hansen, Managing Director or Senior Vice President Finance Christian Mowinckel, tel: +47 51 96 90 00.

Stavanger, 5th October 2003
Ocean Rig ASA

                                                                      EXHIBIT IV

PRESS RELEASE
DATE:  OCTOBER 10, 2003

OCEAN RIG ASA - NEW CONTRACT FOR EIRIK RAUDE

Stavanger, Norway -

Ocean Rig has entered into an agreement with Repsol YPF Cuba S.A. in the form of a Letter of Intent to drill one well offshore located in the economic exclusive zone (EEZ) of Cuba in deep water (1650 m), including one option with it's semi submersible drilling rig: Eirik Raude.

The agreed day rate is USD 195 000 per day.

The contract is subject to finalization of detailed terms and conditions.

Ocean Rig owns and operates two of the worlds largest and most modern drilling-rigs, built for ultra deep waters and extreme weather conditions. The units are currently operating in Angola and off the east coast of Canada."

                                      # # #

NOTE: This press release contains forward-looking statements (within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and
Section 21E of the United States Securities Exchange Act of 1934, as amended) which reflect the Company's current views with respect to certain future events and financial performance. Actual events or results may differ materially from those projected or implied in such forward-looking statements. The following important factors, among other, could cause actual results to differ materially from those projected or implied in any forward-looking statements: (i) the limited operations and operating history of the Company; (ii) the failure of the Bingo 9000 design to perform satisfactorily or the Company's failure to adequately protect the proprietary nature of the Bingo 9000 design; (iii) the Company's significant leverage or inability to generate sufficient cash-flow to meet its debt service requirements; (iv) the Company's inability to meet any future capital requirements; (v) the Company's inability to respond to technological changes; (vi) the impact of changed conditions in the oil and gas industry; (vii) the occurrence of any accidents involving the Company or its assets; (viii) changes in governmental regulations, particularly with respect to environmental matters; (ix) increased competition or the entry of new competitors into the Company's markets; and (x) unforeseen occurrences in any of the areas in which the Company may conduct its operations, such as war, expropriation, nationalization, renegotiation or nullification of existing licenses or treaties, taxation and resource development policies, foreign exchange restrictions, changing political conditions and other risks relating to foreign governmental sovereignty over certain areas in which the Company will conduct operations. Due to such uncertainties and risks, investors are cautioned not to place undue reliance upon such forward-looking statements. Reference should be made to the Company's filings with the United States Securities and Exchange Commission.


For further information, please contact Kai Solberg-Hansen, Managing Director or Geir Aune, Executive Chairman, tel: +47 51 96 90 00.

Stavanger, 10th October 2003
Ocean Rig ASA

                                                                       EXHIBIT V

PRESS RELEASE
DATE:  OCTOBER 20, 2003

OCEAN RIG ASA - NEW CONTRACT FOR EIRIK RAUDE

Stavanger, Norway -

Ocean Rig has been awarded a drilling contract for Eirik Raude in Canada with start up on Sunday October 19th 2003 and a total contract value of USD 26 million. The company will also participate in the well. In connection with this participation, Ocean Rig also announces a proposed equity offering of minimum USD 13.5 million for 8.5 million shares which has been fully subscribed prior to launch at minimum NOK 11 per share. The final price for the offering and the allocation of new shares to investors will be determined following a book building process, to be managed by Pareto Securities ASA, which will be open to all shareholders and other investors who place orders into the book.

Ocean Rig has entered into a drilling contract with EnCana which started on October 19th to drill one deep water well offshore Nova Scotia. The agreed day rate is USD 204.000 per day and the estimated time is 122 days. The Company has recently announced a letter of intent for a drilling contract in Cuba with Repsol next year (USD 195.000 per day in addition to mob/demob compensation), in a possible direct continuation for Eirik Raude.

Ocean Rig has entered into a farm out agreement with EnCana to participate in the Weymouth well, with a right to convert to a working interest in the license. Ocean Rig's 22.5 % share of the budgeted cost to drill the well is USD 13.5 million and the cost is capped at 120 % of the budget. Ocean Rig has the right to sell its interest.

In order to finance the participation in the Weymouth well, Ocean Rig has completed a fully subscribed equity offering of USD 13.5 million at NOK 11 per share with large investors comprising mainly shareholders of the company representing approximately 70% of the existing share capital. The offering is subject to approval by an extraordinary general meeting to be held on November 4th, 2003. Following the general meeting, a book building process open to all shareholders and other investors who put orders into the book, will take place in order to determine the final price and allocation of the offering. Some of the investors who have committed to the initial subscription have already placed conditional orders at prices above the minimum subscription price. These orders will be entitled to preferential allocation in the event of oversubscription in the offering at prices higher than the minimum subscription price. No fee has been paid to the investors who have subscribed at the minimum subscription price.

The Company has also agreed with its bankers an option for Ocean Rig to defer repayment of the December 2003 installment under the syndicated bank loan agreement. Further, Ocean Rig has raised $4 million in a loan from new lenders with maturity in August 2004 for general working capital purposes.

Ocean Rig will issue a prospectus in connection with this offering and the extraordinary general meeting. The prospectus will be available on the Company's website (www.ocean-rig.com) and at the offices of Pareto Securities prior to the extraordinary general meeting.

Ocean Rig owns and operates two of the worlds largest and most modern drilling-rigs, built for ultra deep waters and extreme weather conditions. The units are currently operating in Angola and off the east coast of Canada.

                                      # # #

NOTE: This press release contains forward-looking statements (within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and
Section 21E of the United States Securities Exchange Act of 1934, as amended) which reflect the Company's current views with respect to certain future events and financial performance. Actual events or results may differ materially from those projected or implied in such forward-looking statements. The following important factors, among other, could cause actual results to differ materially from those projected or implied in any forward-looking statements: (i) the limited operations and operating history of the Company; (ii) the failure of the Bingo 9000 design to perform satisfactorily or the Company's failure to adequately protect the proprietary nature of the Bingo 9000 design; (iii) the Company's significant leverage or inability to generate sufficient cash-flow to meet its debt service requirements; (iv) the Company's inability to meet any future capital requirements; (v) the Company's inability to respond to technological changes; (vi) the impact of changed conditions in the oil and gas industry; (vii) the occurrence of any accidents involving the Company or its assets; (viii) changes in governmental regulations, particularly with respect to environmental matters; (ix) increased competition or the entry of new competitors into the Company's markets; and (x) unforeseen occurrences in any of the areas in which the Company may conduct its operations, such as war, expropriation, nationalization, renegotiation or nullification of existing licenses or treaties, taxation and resource development policies, foreign exchange restrictions, changing political conditions and other risks relating to foreign governmental sovereignty over certain areas in which the Company will conduct operations. Due to such uncertainties and risks, investors are cautioned not to place undue reliance upon such forward-looking statements. Reference should be made to the Company's filings with the United States Securities and Exchange Commission.

For further information, please contact Geir Aune, Executive Chairman,
at telephone: +47   51 96 90 00.

Stavanger, 20th October 2003
Ocean Rig ASA

                                                                      EXHIBIT VI

PRESS RELEASE
DATE:  OCTOBER 21, 2003

OCR - BOOK BUILDING
CONDITIONAL ORDERS RECEIVED FOR MORE THAN 50% OF THE OFFERING AT NOK 12.50 PER SHARE

Stavanger, Norway -

Ocean Rig refers to the press announcement released yesterday regarding the proposed equity offering of 8.5 million shares. The proposed offering has been fully pre-subscribed at minimum NOK 11.00 per share by large investors comprising mainly existing shareholders of the company, representing approximately 70% of the share capital.

These large investors have placed conditional orders with Pareto Securities for shares in the pending book building process at levels between NOK 11.50 and NOK
16.00 per share. Their orders cover approximately 65% of the offering at a share price of NOK 12.00 and 55% of the offering at NOK 12.50.

Geir Aune, the Executive Chairman of the Board, said: "The large orders for shares already placed in the book at levels between NOK 11.50 and NOK 16 per share, demonstrate confidence and strong support from our shareholders, and represent a solid platform for a successful book building process."

The final subscription price will be determined by a book building process to be carried out following the general meeting Tuesday, November 4, 2003. The book building will end no later than Friday, November 7, 2003 at 4 p.m. (Oslo time) and will in no event be closed before Wednesday, November 5, 2003 at 12 noon (Oslo time). The Board of Directors reserves the right to close the book building at any time between these dates and times, depending, inter alia, on the number and size of orders received.

Retail investors will be able to place orders for shares at the final subscription price and will also be able to set a maximum price per share that they are willing to pay on the order form. The book building expires at the latest on Friday, November 7, 2003 at 4 p.m. (Oslo-time), but in the event the Board of Directors decides to close the book building earlier than this date, the book building period for the Retail Investors will close at the same time.

Ocean Rig owns and operates two of the worlds largest and most modern drilling-rigs, built for ultra deep waters and extreme weather conditions. The units are currently operating in Angola and off the east coast of Canada.

                                      # # #


NOTE: This press release contains forward-looking statements (within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and
Section 21E of the United States Securities Exchange Act of 1934, as amended) which reflect the Company's current views with respect to certain future events and financial performance. Actual events or results may differ materially from those projected or implied in such forward-looking statements. The following important factors, among other, could cause actual results to differ materially from those projected or implied in any forward-looking statements: (i) the limited operations and operating history of the Company; (ii) the failure of the Bingo 9000 design to perform satisfactorily or the Company's failure to adequately protect the proprietary nature of the Bingo 9000 design; (iii) the Company's significant leverage or inability to generate sufficient cash-flow to meet its debt service requirements; (iv) the Company's inability to meet any future capital requirements; (v) the Company's inability to respond to technological changes; (vi) the impact of changed conditions in the oil and gas industry;
(vii) the occurrence of any accidents involving the Company or its assets;
(viii) changes in governmental regulations, particularly with respect to environmental matters; (ix) increased competition or the entry of new competitors into the Company's markets; and (x) unforeseen occurrences in any of the areas in which the Company may conduct its operations, such as war, expropriation, nationalization, renegotiation or nullification of existing licenses or treaties, taxation and resource development policies, foreign exchange restrictions, changing political conditions and other risks relating to foreign governmental sovereignty over certain areas in which the Company will conduct operations. Due to such uncertainties and risks, investors are cautioned not to place undue reliance upon such forward-looking statements. Reference should be made to the Company's filings with the United States Securities and Exchange Commission.

This press release does not constitute an offer to sell, purchase, exchange or transfer any securities or a solicitation of any such offer in the United States or any other jurisdiction. Securities may not be offered or sold in the United States absent registration or an exemption from registration under US Securities Act of 1933, as amended, (the "Securities Act"). Neither Ocean Rig ASA nor any other participant in the transactions described herein intends to register any securities under the Securities Act or with any securities regulatory authority of any state or other jurisdiction in the United States in connection with the proposals described in this announcement.


For further information, please contact Geir Aune, Executive Chairman, at
telephone: +47   51 96 90 00.


Stavanger, 21th October 2003
Ocean Rig ASA

                                                                     EXHIBIT VII

PRESS RELEASE
DATE:  OCTOBER 21, 2003

OCR - INCREASED CAPITAL
CONVERSION OF MANDATORY CONVERTIBLE BONDS


Stavanger , Norway -

Ocean Rig announces that investors have converted a further 48.545.000 Mandatory Convertible Bonds (issued in August 2002) into 1.387.000 ordinary shares at 35 per share. This conversion has reduced the outstanding amount under the Mandatory Convertible Bond from NOK 667.745.000 to NOK 619.200.000 and increased the total number of registered shares of Ocean Rig ASA from 52.852.587 to 54.239.587.

                                      # # #

NOTE: This press release contains forward-looking statements (within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and
Section 21E of the United States Securities Exchange Act of 1934, as amended) which reflect the Company's current views with respect to certain future events and financial performance. Actual events or results may differ materially from those projected or implied in such forward-looking statements. The following important factors, among other, could cause actual results to differ materially from those projected or implied in any forward-looking statements: (i) the limited operations and operating history of the Company; (ii) the failure of the Bingo 9000 design to perform satisfactorily or the Company's failure to adequately protect the proprietary nature of the Bingo 9000 design; (iii) the Company's significant leverage or inability to generate sufficient cash-flow to meet its debt service requirements; (iv) the Company's inability to meet any future capital requirements; (v) the Company's inability to respond to technological changes; (vi) the impact of changed conditions in the oil and gas industry; (vii) the occurrence of any accidents involving the Company or its assets; (viii) changes in governmental regulations, particularly with respect to environmental matters; (ix) increased competition or the entry of new competitors into the Company's markets; and (x) unforeseen occurrences in any of the areas in which the Company may conduct its operations, such as war, expropriation, nationalization, renegotiation or nullification of existing licenses or treaties, taxation and resource development policies, foreign exchange restrictions, changing political conditions and other risks relating to foreign governmental sovereignty over certain areas in which the Company will conduct operations. Due to such uncertainties and risks, investors are cautioned not to place undue reliance upon such forward-looking statements. Reference should be made to the Company's filings with the United States Securities and Exchange Commission.




For further information, please contact
Kai Solberg-Hansen, Managing Director,
or Senior Vice President Finance Christian Mowinckel,
tel: +47   51 96 90 00.


Stavanger, 21st October 2003
Ocean Rig ASA

                                                                    EXHIBIT VIII

PRESS RELEASE
DATE:  OCTOBER 21, 2003

OCR - NOTICE OF EGM
NOTICE OF AN EXTRAORDINARY GENERAL MEETING OF OCEAN RIG ASA


Stavanger , Norway

Notice is hereby given to the shareholders of Ocean Rig ASA that an extraordinary general meeting of the Company will be held on Tuesday, November 4, 2003 at 4 p.m (Oslo time) at Felix Konferansesenter, Bryggetorvet 3, Aker Brygge, Oslo, Norway. The Board of Directors has proposed the following agenda:

1. Opening of the meeting by the Chairman of the Board, Geir Aune, and registration of the shareholders present.

2. Election of a chairperson of the meeting and at least one person to co-sign the minutes.

3. Approval of the notice and the agenda.

4. Proposal to amend the articles of association.

5. Proposal from the Board to increase the Company's share capital.

The Board's proposed resolutions related to items 4 and 5 are attached hereto.

The Company's latest annual accounts, directors' report and auditors' report are available at the offices of the Company and Pareto Securities ASA.

Shareholders are requested to complete and return the enclosed notice of attendance/proxy form to Nordea Bank ASA, Verdipapirservice, P.O. Box 1166 Sentrum, 0107 Oslo, Norway, or by fax to no. + 47 22 48 63 49 for the attention of Kai Roger Bamberg by 4 p.m. (Oslo time) on November 3, 2003.

Stavanger, October 21, 2003
Geir Aune
Chairman of the Board
(signed)


Notice of attendance/proxy form (in Norwegian and English language) can be downloaded from the following link:
http://hugin.info/207/R/921460/124347.pdf

                                      # # #

NOTE: This press release contains forward-looking statements (within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and
Section 21E of the United States Securities Exchange Act of 1934, as amended) which reflect the Company's current views with respect to certain future events and financial performance. Actual events or results may differ materially from those projected or implied in such forward-looking statements. The following important factors, among other, could cause actual results to differ materially from those projected or implied in any forward-looking statements: (i) the limited operations and operating history of the Company; (ii) the failure of the Bingo 9000 design to perform satisfactorily or the Company's failure to adequately protect the proprietary nature of the Bingo 9000 design; (iii) the Company's significant leverage or inability to generate sufficient cash-flow to meet its debt service requirements; (iv) the Company's inability to meet any future capital requirements; (v) the Company's inability to respond to technological changes; (vi) the impact of changed conditions in the oil and gas industry;
(vii) the occurrence of any accidents involving the Company or its assets;
(viii) changes in governmental regulations, particularly with respect to environmental matters; (ix) increased competition or the entry of new competitors into the Company's markets; and (x) unforeseen occurrences in any of the areas in which the Company may conduct its operations, such as war, expropriation, nationalization, renegotiation or nullification of existing licenses or treaties, taxation and resource development policies, foreign exchange restrictions, changing political conditions and other risks relating to foreign governmental sovereignty over certain areas in which the Company will conduct operations. Due to such uncertainties and risks, investors are cautioned not to place undue reliance upon such forward-looking statements. Reference should be made to the Company's filings with the United States Securities and Exchange Commission.


For further information, please contact
Kai Solberg-Hansen, Managing Director,
or Senior Vice President Finance Christian Mowinckel,
tel: +47 51 96 90 00.

Stavanger, 21st October 2003
Ocean Rig ASA

                                                                      EXHIBIT IX

PRESS RELEASE
DATE:  OCTOBER 27, 2003

OCR - COMPANY PRESENTATION
PRESENTATION OF DEEP WATER DRILLING OUTLOOK, CANADA OPPORTUNITIES AND OCEAN RIG STATUS AND PLANS


Stavanger, Norway -

Ocean Rig invites market participants to a lunch presentation at Vika Atrium Konferansesenter, Oslo at 12.00 - 13.00 hours on Tuesday, October 28 with the following agenda:

Review of the deep water drilling market with focus on announced development projects - Knut Froystad, Fearnley Offshore

Opportunities and plans for the East Coast of Canada - EnCana/Ocean Rig Ocean Rig status, plans and strategy - Geir Aune, Ocean Rig ASA

Ocean Rig owns and operates two of the worlds largest and most modern drilling-rigs, built for ultra deep waters and extreme weather conditions. The units are currently operating in Angola and off the east coast of Canada.

                                      # # #

NOTE: This press release contains forward-looking statements (within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and
Section 21E of the United States Securities Exchange Act of 1934, as amended) which reflect the Company's current views with respect to certain future events and financial performance. Actual events or results may differ materially from those projected or implied in such forward-looking statements. The following important factors, among other, could cause actual results to differ materially from those projected or implied in any forward-looking statements: (i) the limited operations and operating history of the Company; (ii) the failure of the Bingo 9000 design to perform satisfactorily or the Company's failure to adequately protect the proprietary nature of the Bingo 9000 design; (iii) the Company's significant leverage or inability to generate sufficient cash-flow to meet its debt service requirements; (iv) the Company's inability to meet any future capital requirements; (v) the Company's inability to respond to technological changes; (vi) the impact of changed conditions in the oil and gas industry; (vii) the occurrence of any accidents involving the Company or its assets; (viii) changes in governmental regulations, particularly with respect to environmental matters; (ix) increased competition or the entry of new competitors into the Company's markets; and (x) unforeseen occurrences in any of the areas in which the Company may conduct its operations, such as war, expropriation, nationalization, renegotiation or nullification of existing licenses or treaties, taxation and resource development policies, foreign exchange restrictions, changing political conditions and other risks relating to foreign governmental sovereignty over certain areas in which the Company will conduct operations. Due to such uncertainties and risks, investors are cautioned not to place undue reliance upon such forward-looking statements. Reference should be made to the Company's filings with the United States Securities and Exchange Commission.

For further information, please contact Kai Solberg-Hansen, Managing Director,
or Senior Vice President Finance Christian Mowinckel, tel: +47   51 96 90 00.

Stavanger, 27th October 2003
Ocean Rig ASA

                                                                       EXHIBIT X


PRESS RELEASE
DATE:  OCTOBER 28, 2003

OCR - COMPANY UPDATE
OCEAN RIG PRESENTATION - MARKET AND COMPANY UPDATE


Stavanger, Norway -

The attached presentation is released in connection with today's presentation at Vika Konferansesenter, Oslo at 12.00 hours.

Ocean Rig owns and operates two of the worlds largest and most modern drilling-rigs, built for ultra deep waters and extreme weather conditions. The units are currently operating in Angola and off the east coast of Canada.

                                      # # #

NOTE: This press release contains forward-looking statements (within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and
Section 21E of the United States Securities Exchange Act of 1934, as amended) which reflect the Company's current views with respect to certain future events and financial performance. Actual events or results may differ materially from those projected or implied in such forward-looking statements. The following important factors, among other, could cause actual results to differ materially from those projected or implied in any forward-looking statements: (i) the limited operations and operating history of the Company; (ii) the failure of the Bingo 9000 design to perform satisfactorily or the Company's failure to adequately protect the proprietary nature of the Bingo 9000 design; (iii) the Company's significant leverage or inability to generate sufficient cash-flow to meet its debt service requirements; (iv) the Company's inability to meet any future capital requirements; (v) the Company's inability to respond to technological changes; (vi) the impact of changed conditions in the oil and gas industry; (vii) the occurrence of any accidents involving the Company or its assets; (viii) changes in governmental regulations, particularly with respect to environmental matters; (ix) increased competition or the entry of new competitors into the Company's markets; and (x) unforeseen occurrences in any of the areas in which the Company may conduct its operations, such as war, expropriation, nationalization, renegotiation or nullification of existing licenses or treaties, taxation and resource development policies, foreign exchange restrictions, changing political conditions and other risks relating to foreign governmental sovereignty over certain areas in which the Company will conduct operations. Due to such uncertainties and risks, investors are cautioned not to place undue reliance upon such forward-looking statements. Reference should be made to the Company's filings with the United States Securities and Exchange Commission.

For further information, please contact Kai Solberg-Hansen, Managing Director, or Senior Vice President Finance Christian Mowinckel, tel: +47 51 96 90 00.

Stavanger, October 28, 2003
Ocean Rig ASA

                                                                      EXHIBIT XI

PRESS RELEASE
DATE:  OCTOBER 31, 2003

OCR - INCREASED CAPITAL
CONVERSION OF MANDATORY CONVERTIBLE BONDS

Stavanger, Norway -

Ocean Rig announces that investors have converted a further 44.647.000 Mandatory Convertible Bonds (issued in August 2002) into 1.275.627 ordinary shares at 35 per share. This conversion has reduced the outstanding amount under the Mandatory Convertible Bond from NOK 619.200.000 to NOK 574.553.000 and increased the number of shares outstanding in Ocean Rig ASA from 54.239.587 to 55.515.214.

                                      # # #

NOTE: This press release contains forward-looking statements (within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and
Section 21E of the United States Securities Exchange Act of 1934, as amended) which reflect the Company's current views with respect to certain future events and financial performance. Actual events or results may differ materially from those projected or implied in such forward-looking statements. The following important factors, among other, could cause actual results to differ materially from those projected or implied in any forward-looking statements: (i) the limited operations and operating history of the Company; (ii) the failure of the Bingo 9000 design to perform satisfactorily or the Company's failure to adequately protect the proprietary nature of the Bingo 9000 design; (iii) the Company's significant leverage or inability to generate sufficient cash-flow to meet its debt service requirements; (iv) the Company's inability to meet any future capital requirements; (v) the Company's inability to respond to technological changes; (vi) the impact of changed conditions in the oil and gas industry; (vii) the occurrence of any accidents involving the Company or its assets; (viii) changes in governmental regulations, particularly with respect to environmental matters; (ix) increased competition or the entry of new competitors into the Company's markets; and (x) unforeseen occurrences in any of the areas in which the Company may conduct its operations, such as war, expropriation, nationalization, renegotiation or nullification of existing licenses or treaties, taxation and resource development policies, foreign exchange restrictions, changing political conditions and other risks relating to foreign governmental sovereignty over certain areas in which the Company will conduct operations. Due to such uncertainties and risks, investors are cautioned not to place undue reliance upon such forward-looking statements. Reference should be made to the Company's filings with the United States Securities and Exchange Commission.


For further information, please contact Kai Solberg-Hansen, Managing Director,
or Senior Vice President Finance Christian Mowinckel, tel: +47   51 96 90 00.

Stavanger, 31st October 2003
Ocean Rig ASA

                                                                     EXHIBIT XII

PRESS RELEASE
DATE:  NOVEMBER 5, 2003

OCR - EQUITY OFFERING
RELEASE OF OFFERING CIRCULAR AND DETAILS OF EQUITY OFFERING

Stavanger, Norway -

We refer to the notice to the Extraordinary General Meeting dated October 21, 2003, press releases and stock exchange announcements regarding the pending Equity Offering in Ocean Rig ASA. The Equity Offering was approved by the General Meeting on November 4, 2003.

According to a revised plan the Offering Circular including the Order Form will be available on the Company's web-page: www.ocean-rig.com and via the web-page of Hugin at the address: www.hugin.no in the course of Wednesday November 5, 2003. The Offering Circular will also be available in hard copy later the same day at the offices of the Company's Financial Advisor, Pareto Securities ASA, Dronning Mauds gate 3, 0115 Oslo, Norway and at the offices of Ocean Rig ASA, Koppholen 4, Forus, 4313 Sandnes, Norway.

To obtain a copy of the Offering Circular including the Order Form by post or e-mail, please contact Pareto Securities ASA at telephone number +47 22 87 87 00 or telefax +47 22 87 87 10 as soon as possible in order for the Offering Circular to be sent out as early as possible.

Please note that the bookbuilding period for the Equity Offering has been postponed. The book building will commence on Friday, November 7, 2003 at 8 a.m. (Oslo-time) and will end on Friday, November 7, 2003 at 8 p.m. (Oslo-time).

The structure of the Equity Offering is developed to provide priority in allocation of shares to shareholders as of the date of the General Meeting November 4, 2003, for all share prices higher than NOK 11 per share as determined through the bookbuilding. Ocean Rig owns and operates two of the worlds largest and most modern drilling-rigs, built for ultra deep waters and extreme weather conditions. The units are currently operating in Angola and off the east coast of Canada.

                                      # # #

NOTE: This press release contains forward-looking statements (within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and
Section 21E of the United States Securities Exchange Act of 1934, as amended) which reflect the Company's current views with respect to certain future events and financial performance. Actual events or results may differ materially from those projected or implied in such forward-looking statements. The following important factors, among other, could cause actual results to differ materially from those projected or implied in any forward-looking statements: (i) the limited operations and operating history of the Company; (ii) the failure of the Bingo 9000 design to perform satisfactorily or the Company's failure to adequately protect the proprietary nature of the Bingo 9000 design; (iii) the Company's significant leverage or inability to generate sufficient cash-flow to meet its debt service requirements; (iv) the Company's inability to meet any future capital requirements; (v) the Company's inability to respond to technological changes; (vi) the impact of changed conditions in the oil and gas industry; (vii) the occurrence of any accidents involving the

Company or its assets; (viii) changes in governmental regulations, particularly with respect to environmental matters; (ix) increased competition or the entry of new competitors into the Company's markets; and (x) unforeseen occurrences in any of the areas in which the Company may conduct its operations, such as war, expropriation, nationalization, renegotiation or nullification of existing licenses or treaties, taxation and resource development policies, foreign exchange restrictions, changing political conditions and other risks relating to foreign governmental sovereignty over certain areas in which the Company will conduct operations. Due to such uncertainties and risks, investors are cautioned not to place undue reliance upon such forward-looking statements. Reference should be made to the Company's filings with the United States Securities and Exchange Commission.

This press release does not constitute an offer to sell, purchase, exchange or transfer any securities or a solicitation of any such offer in the United States or any other jurisdiction. Securities may not be offered or sold in the United States absent registration or an exemption from registration under US Securities Act of 1933, as amended, (the "Securities Act"). Neither Ocean Rig ASA nor any other participant in the transactions described herein intends to register any securities under the Securities Act or with any securities regulatory authority of any state or other jurisdiction in the United States in connection with the proposals described in this announcement.


For further information, please contact Geir Aune, Executive Chairman, Kai Solberg-Hansen, Managing Director or Senior Vice President Finance Christian Mowinckel, tel: +47 51 96 90 00.


Stavanger, 5th November 2003
Ocean Rig ASA

                                                                    EXHIBIT XIII

PRESS RELEASE
DATE:  NOVEMBER 5, 2003

OCR - PRELIMINARY Q3 RESULTS FROM OCEAN RIG

Stavanger, Norway -

In connection with the release of an offering circular today for the pending equity offering, Ocean Rig announces preliminary financial accounts for the third quarter 2003.

Ocean Rig reports operating results of NOK 24.5 mill, which is the best operating results in the history of the company. Results were improved by significantly better operating performance for the Company's two deep water drilling rigs, Leiv Eiriksson and Eirik Raude. The Company sees improving market fundamentals based on a build up of planned deepwater development projects.

Ocean Rig reports preliminary operating profits of NOK 24.5 mill (NOK -30.7 mill) for the third quarter of 2003. EBITDA for the quarter was NOK 97.7 mill (1.9 mill) and net result was NOK 65.5 mill (NOK -145.7 mill). Net result for the third quarter includes unrealised currency gains of NOK 139.2 mill (-22.9 mill). Further details about the Company's preliminary third quarter result and balance sheet are shown in attachment hereto.

The third quarter earnings efficiency for Leiv Eiriksson was 95 %. For the first and second quarter of 2003 the efficiency ratios were 82% and 89% respectively. Due solely to 22 days of off-hire between contracts during the quarter the earnings efficiency for Eirik Raude in the third quarter was 74% (when on hire, earnings efficiency was 99%). For the first and second quarter of 2003 the efficiency ratios were 82% and 78% respectively.

Geir Aune, the Executive Chairman of the Board, said: "Even with Eirik Raude being off-hire for 22 days during the quarter, we delivered the best operating results in the history of the Company due to significantly improved operational performance. Based on a strong increase in the number of planned deepwater development projects we see a solid future market for our business"

Following a review of the company's accounting policies and their application by the Company's new auditors Ernst & Young, the Board of Ocean Rig has concluded that it should restate the annual accounts for the year ended December 31, 2002 and its first quarter results for 2003, mainly related to the write down of Eirik Raude in the first quarter. The timing of the write down will be changed from the first quarter this year to the end of 2002. Furthermore, the exchange rate principle will be changed from actual historic exchange rates to the exchange rate at the end of the period. According to Norwegian GAAP, the net effect will be a reduction in the book equity at the end of the third quarter of NOK 627 million. The restated accounts will be issued together with the scheduled third quarter interim report on November 14, 2003. For further information reference is made to offering circular available on the Company's website.

The restatement will have no material effect on the third quarter net result, and no cash impact for the Company. The book value of Eirik Raude in USD terms will remain unchanged. In the US GAAP accounts the restatement would not be necessary if the Company had USD as functional currency.

Ocean Rig owns and operates two of the world's largest and most modern drilling rigs, built for ultra deep waters and extreme weather conditions. The units are currently operating offshore Angola and off the east coast of Canada..

                                      # # #


NOTE: This press release contains forward-looking statements (within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and
Section 21E of the United States Securities Exchange Act of 1934, as amended) which reflect the Company's current views with respect to certain future events and financial performance. Actual events or results may differ materially from those projected or implied in such forward-looking statements. The following important factors, among other, could cause actual results to differ materially from those projected or implied in any forward-looking statements: (i) the limited operations and operating history of the Company; (ii) the failure of the Bingo 9000 design to perform satisfactorily or the Company's failure to adequately protect the proprietary nature of the Bingo 9000 design; (iii) the Company's significant leverage or inability to generate sufficient cash-flow to meet its debt service requirements; (iv) the Company's inability to meet any future capital requirements; (v) the Company's inability to respond to technological changes; (vi) the impact of changed conditions in the oil and gas industry; (vii) the occurrence of any accidents involving the Company or its assets; (viii) changes in governmental regulations, particularly with respect to environmental matters; (ix) increased competition or the entry of new competitors into the Company's markets; and (x) unforeseen occurrences in any of the areas in which the Company may conduct its operations, such as war, expropriation, nationalization, renegotiation or nullification of existing licenses or treaties, taxation and resource development policies, foreign exchange restrictions, changing political conditions and other risks relating to foreign governmental sovereignty over certain areas in which the Company will conduct operations. Due to such uncertainties and risks, investors are cautioned not to place undue reliance upon such forward-looking statements. Reference should be made to the Company's filings with the United States Securities and Exchange Commission.

This press release does not constitute an offer to sell, purchase, exchange or transfer any securities or a solicitation of any such offer in the United States or any other jurisdiction. Securities may not be offered or sold in the United States absent registration or an exemption from registration under US Securities Act of 1933, as amended, (the "Securities Act"). Neither Ocean Rig ASA nor any other participant in the transactions described herein intends to register any securities under the Securities Act or with any securities regulatory authority of any state or other jurisdiction in the United States in connection with the proposals described in this announcement.


For further information, please contact Kai Solberg-Hansen, Managing Director
tel: +47   51 96 90 00.


Stavanger, November 5, 2003
Ocean Rig ASA

                                                                     EXHIBIT XIV

PRESS RELEASE
DATE:  NOVEMBER 6, 2003

OCR - STATUS BOOK BUILDING
CONDITIONAL ORDERS RECEIVED FOR MORE THAN 50% OF THE OFFERING AT NOK 12.50 PER SHARE.

Stavanger, Norway -

Ocean Rig refers to the press announcement released yesterday regarding the pending equity offering of 8.5 million shares.

Significant orders are placed in the book prior to the book building, which starts tomorrow Friday November 7. The initial subscribers to the 8.5 million shares equity offering in Ocean Rig have placed conditional orders in the book at the following levels:

-----------------------------------------------------------------------------------------
Subscription price              Booked & Reserved number of shares to Initial Subscribers
-----------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------
11.00 (Firm commitments)                       8,500,000
-----------------------------------------------------------------------------------------
11.50                                          6,155,000
-----------------------------------------------------------------------------------------
12.00                                          5,505,000
-----------------------------------------------------------------------------------------
12.50                                          4,620,000
-----------------------------------------------------------------------------------------
13.00                                          3,820,000
-----------------------------------------------------------------------------------------
13.50                                          3,020,000
-----------------------------------------------------------------------------------------
14.00                                          2,365,000
-----------------------------------------------------------------------------------------
14.50                                          2,230,000
-----------------------------------------------------------------------------------------
15.00                                          2,120,000
-----------------------------------------------------------------------------------------
15.50                                          2,010,000
-----------------------------------------------------------------------------------------
16.00 or higher                                1,700,000
-----------------------------------------------------------------------------------------

 The initial subscribers represent approximately 70% of the shareholding of the Company.

The book building will commence on Friday, November 7, 2003 at 8 a.m. (Oslo-time) and will end on Friday, November 7, 2003 at 8 p.m. (Oslo-time).

The offering circular including the order form is available on the Company's web-page: www.ocean-rig.com and via the web-page of Hugin at the address: www.hugin.no. The Offering Circular is also available in hard copy at the offices of the Company's financial advisor, Pareto Securities ASA, Dronning Mauds gate 3, 0115 Oslo, Norway and at the offices of Ocean Rig ASA, Koppholen 4, Forus, 4313 Sandnes, Norway.

To obtain a copy of the offering circular including the order form by post or e-mail, please contact Pareto Securities ASA at telephone number +47 22 87 87 00 or telefax +47 22 87 87 10 as soon as possible in order for the offering circular to be sent out as early as possible.

Ocean Rig owns and operates two of the world's largest and most modern drilling rigs, built for ultra deep waters and extreme weather conditions. The units are currently operating offshore Angola and off the east coast of Canada.

                                      # # #

NOTE: This press release contains forward-looking statements (within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and
Section 21E of the United States Securities Exchange Act of 1934, as amended) which reflect the Company's current views with respect to certain future events and financial performance. Actual events or results may differ materially from those projected or implied in such forward-looking statements. The following important factors, among other, could cause actual results to differ materially from those projected or implied in any forward-looking statements: (i) the limited operations and operating history of the Company; (ii) the failure of the Bingo 9000 design to perform satisfactorily or the Company's failure to adequately protect the proprietary nature of the Bingo 9000 design; (iii) the Company's significant leverage or inability to generate sufficient cash-flow to meet its debt service requirements; (iv) the Company's inability to meet any future capital requirements; (v) the Company's inability to respond to technological changes; (vi) the impact of changed conditions in the oil and gas industry; (vii) the occurrence of any accidents involving the Company or its assets; (viii) changes in governmental regulations, particularly with respect to environmental matters; (ix) increased competition or the entry of new competitors into the Company's markets; and (x) unforeseen occurrences in any of the areas in which the Company may conduct its operations, such as war, expropriation, nationalization, renegotiation or nullification of existing licenses or treaties, taxation and resource development policies, foreign exchange restrictions, changing political conditions and other risks relating to foreign governmental sovereignty over certain areas in which the Company will conduct operations. Due to such uncertainties and risks, investors are cautioned not to place undue reliance upon such forward-looking statements. Reference should be made to the Company's filings with the United States Securities and Exchange Commission.

This press release does not constitute an offer to sell, purchase, exchange or transfer any securities or a solicitation of any such offer in the United States or any other jurisdiction. Securities may not be offered or sold in the United States absent registration or an exemption from registration under US Securities Act of 1933, as amended, (the "Securities Act"). Neither Ocean Rig ASA nor any other participant in the transactions described herein intends to register any securities under the Securities Act or with any securities regulatory authority of any state or other jurisdiction in the United States in connection with the proposals described in this announcement.


For further information, please contact Geir Aune, Executive Chairman or Kai Solberg-Hansen, Managing Director at telephone: +47 51 96 90 00.


Stavanger, November 6, 2003
Ocean Rig ASA

                                                                      EXHIBIT XV

PRESS RELEASE
DATE:  NOVEMBER 10, 2003

OCR - SHARE ISSUE PRICE
SUBSCRIPTION PRICE FOR NEW SHARES SET AT NOK 11.50 PER SHARE

Stavanger, Norway -

Ocean Rig refer to the equity offering approved by the general meeting on November 4, 2003 and the subsequent book building which was closed at 8 p.m. on November 7, 2003.

Following the book building, the subscription price for the new shares has been determined by the Board of Directors at NOK 11.50 per share.

The issue of 8.500.000 new shares at NOK 11.50 per share will provide gross proceed of NOK 97.750.000 to the Company, of which NOK 85.000.000 in new share capital. The total share capital in Ocean Rig ASA will increase from NOK
555.152.140 to NOK 640.152.140. The total number of shares will increase from
55.515.214 to 64.015.214.

Allocation letters will be sent out on Monday, November 10, 2003. Payment date is set to Friday, November 14, 2003. The new shares will be available for trading on or about November 21, 2003.

Ocean Rig owns and operates two of the worlds largest and most modern drilling-rigs, built for ultra deep waters and extreme weather conditions. The units are currently operating in Angola and off the east coast of Canada.

                                      # # #

NOTE: This press release contains forward-looking statements (within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and
Section 21E of the United States Securities Exchange Act of 1934, as amended) which reflect the Company's current views with respect to certain future events and financial performance. Actual events or results may differ materially from those projected or implied in such forward-looking statements. The following important factors, among other, could cause actual results to differ materially from those projected or implied in any forward-looking statements: (i) the limited operations and operating history of the Company; (ii) the failure of the Bingo 9000 design to perform satisfactorily or the Company's failure to adequately protect the proprietary nature of the Bingo 9000 design; (iii) the Company's significant leverage or inability to generate sufficient cash-flow to meet its debt service requirements; (iv) the Company's inability to meet any future capital requirements; (v) the Company's inability to respond to technological changes; (vi) the impact of changed conditions in the oil and gas industry; (vii) the occurrence of any accidents involving the Company or its assets; (viii) changes in governmental regulations, particularly with respect to environmental matters; (ix) increased competition or the entry of new competitors into the Company's markets; and (x) unforeseen occurrences in any of the areas in which the Company may conduct its operations, such as war, expropriation, nationalization, renegotiation or nullification of existing licenses or treaties, taxation and resource development policies, foreign exchange restrictions, changing political conditions and other risks relating to foreign governmental sovereignty over certain areas in which the Company will conduct operations. Due to such uncertainties and risks, investors are cautioned not to place undue reliance upon such forward-looking statements. Reference should be made to the Company's filings with the United States Securities and Exchange Commission.

For further information, please contact Kai Solberg-Hansen, Managing Director,
or Senior Vice President Finance Christian Mowinckel, tel: +47   51 96 90 00.

Stavanger, November 10, 2003
Ocean Rig ASA

                                                                     EXHIBIT XVI

PRESS RELEASE
DATE:  NOVEMBER 14, 2003

OCR - Q3 REPORTING

Stavanger, Norway -

Q3 shows EBITDA at NOK 97.7 mill and operating profit at NOK 24.5

Ocean Rig reports operating results of NOK 24.5 mill for the third quarter, which is the best operating result for any quarter in the history of the Company. Results were improved by significantly better operating performance for the Company's two deep water drilling rigs, Leiv Eiriksson and Eirik Raude. The Company sees improving market fundamentals based on a build up of planned deepwater development projects.

EBITDA for the third quarter was NOK 97.7 mill (NOK 1.9 mill), operating profit was NOK 24.5 mill (NOK -30.7 mill) and net profit was NOK 66.1 mill (NOK -131.5 mill).

The third quarter earnings efficiency ratio for Leiv Eiriksson was 95 %. For the first and second quarter of 2003 the efficiency ratios were 82% and 89% respectively. Due solely to 22 days of off-hire between contracts during the quarter the earnings efficiency ratio for Eirik Raude in the third quarter was 74% (when on hire, earnings efficiency was 99%). For the first and second quarter of 2003 the efficiency ratios were 82% and 78% respectively.

The drilling rigs are currently working on contracts with day rates at the high end of the range for deepwater drilling, reflecting the high specifications of the units. Leiv Eiriksson and Eirik Raude are located in two strategically important markets where the company has gained a strong local position.

Ocean Rig owns and operates two of the worlds largest and most modern drilling-rigs, built for ultra deep waters and extreme weather conditions. The units are currently operating in Angola and off the east coast of Canada.

                                      # # #

NOTE: This press release contains forward-looking statements (within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and
Section 21E of the United States Securities Exchange Act of 1934, as amended) which reflect the Company's current views with respect to certain future events and financial performance. Actual events or results may differ materially from those projected or implied in such forward-looking statements. The following important factors, among other, could cause actual results to differ materially from those projected or implied in any forward-looking statements: (i) the limited operations and operating history of the Company; (ii) the failure of the Bingo 9000 design to perform satisfactorily or the Company's failure to adequately protect the proprietary nature of the Bingo 9000 design; (iii) the Company's significant leverage or inability to generate sufficient cash-flow to meet its debt service requirements; (iv) the Company's inability to meet any future capital requirements; (v) the Company's inability to respond to technological changes; (vi) the impact of changed conditions in the oil and gas industry; (vii) the occurrence of any accidents involving the Company or its assets; (viii) changes in governmental regulations, particularly with respect to environmental matters; (ix) increased competition or the entry of new competitors into the Company's markets; and (x) unforeseen occurrences in any of the areas in which the Company may conduct its operations, such as war, expropriation, nationalization, renegotiation or nullification of existing licenses or treaties, taxation and resource development policies, foreign exchange restrictions, changing political conditions and other risks relating to foreign governmental sovereignty over certain areas in which the Company will conduct operations. Due to such uncertainties and risks, investors are cautioned not to place undue reliance upon such forward-looking statements. Reference should be made to the Company's filings with the United States Securities and Exchange Commission.


For further information, please contact Geir Aune, Executive Chairman or Kai Solberg-Hansen, Managing Director, tel: +47 51 96 90 00.

Stavanger, November 14th, 2003
Ocean Rig ASA